SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

88410V100

  (CUSIP Number)

Robert Zysblat
143 Edgewarebury Lane
Edgware, Middlesex HA8 8ND
United Kingdom
Tel: 44 7768665448

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

5/29/2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐  .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Robert Zysblat
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)	☐
(b)	☐
Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

Item 5. Interest in Securities of the Issuer.

Robert Zysblat (the “Reporting Person”) beneficially owns 0 shares of Thinspace Technology, Inc.’s (the “Issuer”) common stock.

The Reporting Person has sole voting and dispositive power over 0 shares of common stock of the Issuer. The Reporting Person has shared voting and dispositive power over 0 shares of common stock of the Issuer.

On April 15, 2014, the Reporting Person was issued 158,730 shares of the Issuer’s common stock, valued at $0.0945 per share, as compensation in accordance with the Reporting Person’s employment agreement. On April 30, 2014, the Reporting Person was issued 118,624 shares of the Issuer’s common stock, valued at $0.1265 per share, as compensation in accordance with the Reporting Person’s employment agreement. On May 29, 2014, the Reporting Person sold (i) 3,512,562 shares of the Issuer’s common stock, at an aggregate purchase price of $393,418.67, to CP US Income Group, LLC, (ii) 2,508,973 shares of the Issuer’s common stock, at an aggregate purchase price of $281,013.34, to IBC Equity Holdings, Inc., and (iii) 32,755,819 shares of the Issuer’s common stock, at an aggregate purchase price of $98,662.14, to Thalia Woods Management Inc. Except as set forth herein, the Reporting Person has effected no transactions in securities of the Issuer during the past 60 days.

On May 29, 2014, the Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer’s common stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1                      Form of Stock Purchase Agreement

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 3, 2014	/s/Robert Zysblat
Name: Robert Zysblat

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